FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

{ }	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 000-50015

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TierOne Bank Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

TierOne Corporation
1235 “N”Street
Lincoln, Nebraska 68508

REQUIRED INFORMATION

        The following financial statements and supplemental schedule of the TierOne Bank Savings Plan are filed herewith.

TIERONE BANK SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
TierOne Bank:

We have audited the accompanying statements of net assets available for benefits of the TierOne Bank Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

/s/ KPMG LLP

Lincoln, Nebraska
May 26, 2005

TIERONE BANK SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
At fair value:
American Century Income & Growth Account	$1,995,781	590,376
American Century Small Cap Value Account	1,204,121	785,286
American Century Select Account	--	132,426
Janus Adv Agg Gr/Prin Ptr Mid Cap Growth I Acct	819,520	445,298
Mason Street Aggressive Growth Account	489,168	34,327
Principal International Stock Account	3,393,882	1,512,240
Principal International Small Company Account	835,761	128,141
Principal Large Cap Stock Index Account	3,405,911	2,395,837
Principal Money Market Account	5,328,517	1,048,582
Principal Real Estate/U.S. Property Account	3,234,589	1,432,811
Principal Bond and Mortgage Account	3,580,316	2,014,884
Principal Bond Emphasis Balanced Account	355,346	331,846
Principal Stock Emphasis Balanced Account	352,598	330,001
Principal Partners Large Cap Blend Account	2,940,658	450,652
Principal Partners Large Cap Blend I Account	2,672,885	2,617,111
Principal Partners Large Cap Growth II Account	430,088	--
Principal Partners Large Cap Growth Account	1,206,873	--
Principal Mid Cap Stock Index Account	1,060,340	697,956
Principal International Emerging Markets Account	673,931	263,600
Principal Total Market Stock Index Account	601,972	142,493
Putnam Voyager Account	--	404,137
TierOne Corporation Common Stock Account	9,427,268	8,943,553

	44,009,525	24,701,557
At contract value:
Principal Guaranteed Interest Account	2,255,405	2,281,733

Net assets available for benefits	$46,264,930	26,983,290

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Additions to net assets attributed to:
Net appreciation (depreciation) in fair
value of investments	$3,146,050	5,893,738	(65,675)
Dividends	74,077	--	--

	3,220,127	5,893,738	(65,675)

Contributions:
Employer’s	522,320	526,578	656,001
Participants’	1,570,136	1,293,743	1,121,493
Rollovers	102,425	249,547	332,945

Total contributions	2,194,881	2,069,868	2,110,439

Total additions	5,415,008	7,963,606	2,044,764

Deductions from net assets attributed to:
Benefits paid to participants	3,724,013	1,122,063	391,271
Administrative expenses	2,935	2,113	1,844

Total deductions	3,726,948	1,124,176	393,115

Other changes:
Assets transferred in due to plan mergers	17,593,580	--	--

Net increase	19,281,640	6,839,430	1,651,649
Net assets available for benefits:
Beginning of year	26,983,290	20,143,860	18,492,211

End of year	$46,264,930	26,983,290	20,143,860

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2004, 2003 and 2002

(1)	Description of Plan

The following description of the TierOne Bank (Bank) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, established August 1, 1978 and restated as of January 1, 1997, is a defined contribution 401(k) profit sharing plan and is administered by the Employee Benefit Committee. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank believes the Plan is in compliance with the requirements of ERISA.

(b)	Eligibility

The Plan requires that employees complete six months of service to be eligible for participation in the Plan. The employee must make an election to participate in the Plan and agree to make contributions to the Plan by payroll deductions.

(c)	Contributions

Employees can contribute from 1% to 25% of their salary to the Plan. During 2002, the Bank contributed 80% of the employee’s contribution up to a maximum of 6% of the employee’s salary, as defined. During the first three months of 2003, the Bank contributed 80% of the employee’s contribution up to a maximum of 6% of the employee’s salary. Beginning April 2003, the Bank decreased its contribution amount to 50% of the employee’s contribution up to a maximum of 6% of the employee’s salary. The Bank may make additional contributions to the Plan not to exceed the maximum amount deductible from the Bank’s income under the Internal Revenue Code. Participants must be employed on December 31 to receive an allocation of the Bank’s contribution. Participants direct the investment of their contributions plus the Company’s contributions into various investment options offered by the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Bank’s contribution, and plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Plan participants become 100% vested in the Bank’s matching contributions at three years of service.

(f)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a single lump-sum amount equal to the value of the participant’s vested interest in his or her account or as a fixed-period annuity. Participants may also elect to receive a taxable distribution of any part of their contributed vested account balance prior to retirement if plan hardship requirements are met.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2004, 2003 and 2002

(g)	Forfeitures

For the years ended December 31, 2004, 2003, and 2002, forfeitures in nonvested accounts totaling $2,372, $11,031, and $1,489, respectively, were used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investments Valuations and Income Recognition

The Plan’s investments are stated at fair value, except for its benefit-responsive investment contract, which is valued at contract value, which is the value paid when funds are withdrawn prior to their maturity (see note 4). Quoted market prices are used to value investments. Each pooled separate account is valued at fair value at the close of each business day. The net investment income (loss) in pooled separate accounts as reflected in the statements of changes in net assets available for benefits consists of realized gains or losses and the unrealized appreciation and depreciation on those investments during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan provides for investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2004, 2003 and 2002

(f)	Concentrations of Investments

Included in the Plan’s net assets available for benefits at December 31, 2004 and 2003 are investments in TierOne Corporation common stock amounting to $9.4 million and $8.9 million, respectively, whose value could be subject to change based on market conditions.

(3)	Investments

During 2004, 2003, and 2002, net appreciation (depreciation) in fair value of investments, was as follows:

	2004	2003	2002
American Century Income & Growth Account	$116,656	106,880	(55,365)
American Century Select Account	182,501	15,440	(1,065)
American Century Small Cap Value Account	390	178,014	(99,039)
Janus Advisor Aggressive Growth Account	74,655	100,906	(102,597)
Mason Street Aggressive Growth Account	26,124	4,948	(7,395)
Principal Guaranteed Interest Account	78,708	94,788	107,169
Principal International Small Company Account	427,736	32,759	(1,787)
Principal International Stock Account	102,995	396,447	(246,844)
Principal Large Cap Stock Index Account	262,817	493,448	(638,837)
Principal Money Market Account	21,736	7,335	19,184
Principal Real Estate/U.S. Property Account	242,212	104,698	44,706
Principal Bond and Mortgage Account	107,617	102,743	188,632
Principal Bond Emphasis Balanced Account	31,905	49,740	(17,019)
Principal Stock Emphasis Balanced Account	37,348	68,034	(53,108)
Principal Partners Large Cap Blend I Account	186,387	588,461	(1,066,502)
Principal Partners Large Cap Blend Account	299,055	68,794	772
Principal Partners Large Cap Growth II Account	23,230	--	--
Principal Partners Large Cap Growth Account	58,556	--	--
Principal Mid Cap Stock Index Account	125,305	157,057	(68,116)
Principal International Emerging Markets Account	84,750	94,837	(25,219)
Principal Total Market Stock Index Account	32,392	13,864	(8,204)
Putnam Voyager Account	(5,552)	73,604	(124,547)
TierOne Corporation Common Stock Account	628,527	3,140,941	2,089,506

	$3,146,050	5,893,738	(65,675)

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2004, 2003 and 2002

The following table represents the fair value of individual investments which exceed 5% of the Plan’s net assets:

	2004		2003	2002
Principal Guaranteed Interest Account	$	*	2,281,733	2,277,018
Principal International Stock Account		3,393,882	1,512,240	1,077,964
Principal Money Market Account		5,328,517	*	*
Principal Large Cap Stock Index Account		3,405,911	2,395,837	1,652,067
Principal Real Estate/U.S. Property Account		3,234,588	1,432,811	1,245,076
Principal Bond and Mortgage Account		3,580,316	2,014,884	2,075,810
Principal Partners Large Cap Blend Account		2,940,658	*	*
Principal Partners Large Cap Blend I Account		2,672,885	2,617,111	2,144,532
TierOne Corporation Common Stock Account		9,427,268	8,943,533	6,156,525

* Did not meet the 5% threshold in the applicable year.

(4)	Guaranteed Interest Account with Insurer

The Plan entered into a Guaranteed Interest Account with Principal Life Insurance Company who maintains the contributions in a pooled account. The Guaranteed Interest Account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Principal Life Insurance Company. The Guaranteed Interest Account is included in the financial statements at contract value (which represents contributions made under the contract plus earnings, less withdrawals and expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the Guaranteed Interest Account at December 31, 2004, 2003, and 2002 approximated fair value. The average yield and crediting interest rates approximated 3.47%, 4.04%, and 2.1% for 2004, 2003, and 2002, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 0%.

(5)	Related Party Transactions

The Plan’s investments are shares in pooled funds managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $2,935, $2,113, and $1,844 for the years ended December 31, 2004, 2003, and 2002, respectively.

(6)	Plan Termination

Although it has not expressed any present intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2004, 2003 and 2002

(7)	Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter, dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Plan Merger

On August 10, 2004, the United Nebraska Financial Co. Salary Reduction Profit Sharing Plan and the United Nebraska Financial Co. Employee Stock Ownership Plan and Trust were merged with the Plan. In connection therewith, $17,593,580 was transferred to the Plan which has been reflected as a plan merger in the accompanying statements of changes in net assets available for benefits.

Schedule

TIERONE BANK SAVINGS PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Pooled funds on deposit with Principal Life Insurance Company:
*	American Century Income & Growth Account	Pooled Separate Account	**	$ 1,995,781
*	American Century Small Cap Value Account	Pooled Separate Account	**	1,204,121
*	Janus Adv Agg Gr/Prin Ptr Mid Cap Growth I Acct	Pooled Separate Account	**	819,520
*	Mason Street Aggressive Growth Account	Pooled Separate Account	**	489,168
*	Principal Guaranteed Interest Account	GIC	**	2,255,405
*	Principal International Stock Account	Pooled Separate Account	**	3,393,882
*	Principal International Small Company Account	Pooled Separate Account	**	835,761
*	Principal Large Cap Stock Index Account	Pooled Separate Account	**	3,405,911
*	Principal Money Market Account	Pooled Separate Account	**	5,328,517
*	Principal Real Estate/U.S. Property Account	Pooled Separate Account	**	3,234,589
*	Principal Bond and Mortgage Account	Pooled Separate Account	**	3,580,316
*	Principal Bond Emphasis Balanced Account	Pooled Separate Account	**	355,346
*	Principal Stock Emphasis Balanced Account	Pooled Separate Account	**	352,598
*	Principal Partners Large Cap Blend Account	Pooled Separate Account	**	2,940,658
*	Principal Partners Large Cap Blend I Account	Pooled Separate Account	**	2,672,885
*	Principal Partners Large Cap Growth II Account	Pooled Separate Account	**	430,088
*	Principal Partners Large Cap Growth Account	Pooled Separate Account	**	1,206,873
*	Principal Mid Cap Stock Index Account	Pooled Separate Account	**	1,060,340
*	Principal International Emerging Markets Account	Pooled Separate Account	**	673,931
*	Principal Total Market Stock Index Account	Pooled Separate Account	**	601,972
*	TierOne Corporation Common Stock Account	Corporate Stock	**	9,427,268

				$46,264,930

* Indicates party-in-interest.
** Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying independent auditors’ report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIERONE BANK SAVINGS PLAN
Dated: June 23, 2005	By: /s/ Gilbert G. Lundstrom
Gilbert G. Lundstrom, on behalf of TierOne
Bank as the Plan Administrator

EXHIBIT INDEX
TIERONE BANK SAVINGS PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Exhibit No.	Description

23	Consent of KPMG LLP